Charles J. Searock Jr.

Lt. General, USAF Retired
3317 Crosstimber Dr., Edmond, OK 73034
405-285-7027

February 15, 2007

Tactical Air Defense Services
5501 Airport Drive
Denison, TX 75020

Re: Approval of TADS SEC Form 8K dated February 15, 2007

To Whom It May Concern:

I am in general agreement with the proposed changes except that the wording in paragraphs one and two need to reflect that the payment demands were made to the Company, its named officers and to named major share holders who were involved in the day to day operation of the business, but were not employees or officers of the company.

I assume no responsibility for the statements regarding the appointment of Mr. Fred Daniels and Mr. Victor Miller as Directors of the Company.

/s/ Charles J. Searock Jr.

Charles J. Searock Jr.